September 1, 2006
Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:	Michaels Stores, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed March 30, 2006
Form 10-Q for Fiscal Quarter Ended April 29, 2006
File No. 1-9338
Dear Mr. Moran:
     On behalf of Michaels Stores, Inc. (“Michaels” or the “Company”), we are writing to respond to your letter dated August 21, 2006 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced filings.
     We have included the text of the Staff’s comments preceding each of Michaels’ responses. Set forth below are Michaels’ responses to the comments presented in your letter.
Form 10-K, for the Fiscal Year Ended January 28, 2006
Management’s Discussion and Analysis of Financial Condition and Results ..., page 28
Critical Accounting Policies and Estimates, page 29
Merchandise Inventories, page 30

Mr. Michael Moran
United States Securities and Exchange Commission
September 1, 2006

1.	Please fully describe to us the refinements you made to your calculation for deferring costs related to preparing inventory for sale and for vendor allowance recognition. It appears that the non-cash charge of $15 million after tax is material to your net income and the change may affect future periods. In this regard, also tell us what consideration you gave to the requirements for reporting this item as a change in accounting estimate, in accordance with paragraph 33 of APB 20.

Response: The Company applies estimates related to the cost of preparing inventories for sale that should be included in the cost of merchandise inventories as of the end of each reporting period, the determination of vendor allowances that should reduce the cost of merchandise inventories on hand as of the end of each period, and the related recognition of such amounts as a component of cost of sales. Due to systems limitations, it is impracticable for the Company to assign specific costs and allowances to individual units of inventory. As such, to properly match appropriate net costs against the related revenues, the Company must use all available data to appropriately estimate the costs and allowances to be deferred and recognized each period.

With regard to inventory costs, the Company accumulates all applicable costs incurred in the preparation of inventory for sale, and historically computed deferred cost amounts based on the turnover rate of inventories in, or sourced from, the Company’s distribution centers (“DC”). This estimate was used in the Company’s historical accounting because the majority of the costs of preparing inventory for sale are incurred at the Company’s DC’s. Because the Company did not have store-level perpetual inventory records prior to 2004, and did not implement a stock ledger system to enable the valuation of the perpetual inventory unit data using the weighted average cost method until the beginning of fiscal 2005, the Company historically used a high level estimate in the determination of the percentage of inventories at store level that were sourced from the Company’s DC’s. In fiscal 2005, using store-SKU level perpetual inventory data valued at weighted average cost, the Company changed its estimation methodology to incorporate this more precise, newly available data. Additionally, the Company refined its classification of costs of preparing inventory for sale as either DC costs or non-DC costs (primarily costs associated with the procurement and replenishment of inventories). As the non-DC costs are considered to be incurred in preparing all inventory for sale, including inventories shipped directly from vendors to the stores, the Company changed its estimate for deferral and recognition of the non-DC costs from the DC-sourced inventory turnover rate to the turnover rate for all inventories. The Company believes that these refinements provide a more accurate matching of inventory costs and related revenues.

With regard to vendor allowances, the Company historically determined the cumulative amount of such allowances that should be reflected as a reduction of inventory balances as of the balance sheet date based on the turnover rate of store level inventories. The Company believed that its estimate was a reasonable approximation of the period of benefit for the allowances included in the Company’s inventory balances. However, because vendor allowances are earned on all inventories, not just those in the stores, the

Mr. Michael Moran
United States Securities and Exchange Commission
September 1, 2006

Company analytically compared the balance sheet and income statement results for each quarter in fiscal 2005 using the historical estimated period of benefit and using a new estimated period of benefit based on total inventory turnover. In comparing the results, the Company determined that the historical estimate was no longer resulting in a reasonable estimate, and that the new estimate should be used on a prospective basis.

The total impact of the changes in estimate associated with the above items was $15.0 million, net of income taxes of $8.9 million, which was recorded as of the end of the fourth quarter of fiscal 2005. In evaluating materiality, the Company applied the new estimates to its historical financial information to determine the impact the changes in estimate would have had. Had the revised estimates been applied as of the end of fiscal 2004, earnings in prior periods would have been reduced by a cumulative $8.0 million, net of income taxes of $4.7 million.

Of the cumulative impact of the change in estimate, $7.0 million was appropriately recorded in fiscal 2005. In evaluating the impact on the 2005 financials of recording the change in estimate in the fourth quarter, the Company determined that, of the $7.0 million impact to fiscal 2005, $4.0 million related to the fourth quarter of 2005, $1.9 million related to the third quarter, $1.0 million related to the second quarter, and $0.1 million related to the first quarter. These amounts represent 3.5%, 3.3%, and 0.2% of previously reported net income in the third, second and first quarters, respectively. Given the magnitude and consistent direction of the impacts on the first through third quarters, the Company determined that the new estimate did not need to be reflected in the interim period financials. Therefore, the materiality assessment was performed relative to the prior period impact that was being reflected in the 2005 financials. Quantitatively, the $8.0 million related to periods prior to 2005 represents approximately 3.6% of fiscal 2005 income before cumulative effect of accounting change. After evaluation of the impact in accordance with SAB 99, we concluded that the impact to the fiscal 2005 financial statements was not material.

Although the change in estimate had a significant effect on fiscal 2005, we do not believe disclosure of the impact on future periods is appropriate. Although use of the previous estimates would likely result in more favorable results of operations, the change in estimates were recorded to more appropriately match revenues and expenses. Therefore, we do not believe that disclosure of a less effective estimate would be relevant or meaningful to users of our financial statements.
Item 9A. Controls and Procedures, page 43
Evaluation of Disclosure Controls and Procedures
2.	You state that you maintain a set of disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e). However, your principal executive and financial

Mr. Michael Moran
United States Securities and Exchange Commission
September 1, 2006

officers only concluded that your disclosure controls and procedures were effective in providing “reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.” This is only part of the definition of disclosure controls and procedures. In future filings, please revise your disclosure regarding effectiveness to include the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in this filing.

Response: With respect to this comment, we believed that the quoted disclosure was compliant with the requirement of Item 307 of Regulation S-K.

Item 307 requires registrants to “[d]isclose the conclusions of the registrant’s principal executive and principal financial officers ... regarding the effectiveness of the registrant’s disclosure, controls and procedures (as defined in § 240.13a-(15)(e) ...)” (Italics added). Rule 13a-(15)(e) states that “the term disclosure, controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et. seq.) is recorded, processed, summarized and reported, within the time period specified in the Commission’s rules and forms.” (Bold face added). Our disclosure closely paraphrased the defined term in Rule 13a-(15)(e).

We believe your comment that this is “only part of the definition of disclosure controls and procedures” must be referring to the concluding sentence of Rule 13a-15(e) which states that “disclosure controls and procedures” include certain specified things not expressly set forth in the definition in the first sentence of the rule. In drafting our disclosure, we concluded that those inclusions were explanatory in nature rather than part of the defined term.

In response to your comment, however, in future filings we will modify the disclosure by adding to the language quoted in your comment the following:
and that such controls and procedures are designed to ensure that information we are required to disclose in our reports is accumulated and communicated to our management, including our principal executive officers and principal financial officer, to allow timely disclosure decisions.
We also confirm that the conclusions of our principal executive officers and principal financial officer specified in Item 9A of our Annual Report on Form 10-K for the Fiscal Year ended January 28, 2006 (and in Item 4 of our Quarterly Report for the Fiscal Quarter ended April 29, 2006) would not have changed had this additional disclosure language been included in those filings.

Mr. Michael Moran
United States Securities and Exchange Commission
September 1, 2006

Notes to Consolidated Financial Statements
Note 1, page F-8
Reserve for Closed Facilities, page F-10
3.	Please tell us and disclose in future filings the line item in which you include the cost of closing a store. See paragraph 20c of SFAS 146.

Response: Store closure costs are included in the line item cost of sales and occupancy expense on our consolidated statements of income. We will include this disclosure in future filings.
Revenue Recognition, page F-11
4.	Please tell us why you were not able to adequately estimate gift card breakage prior to 2005. We note your disclosure that you did not previously have adequate historical information. In your response, please advise us of the information you are now using to estimate the amount of gift card breakage and to estimate the time period of actual gift card redemption. Also, please provide an example of the method used to estimate and recognize breakage income. In future filings, please revise to clarify, if true, that your estimate of the rate of gift card breakage is applied to the estimated amount of gift cards that are expected to go unused that are not subject to escheatment.

Response: Prior to October 1999, the Company solely utilized paper-based gift certificates that could not be tracked for redemption trends necessary to record gift certificate breakage. Beginning in October 1999, the Company implemented single-use, dollar-denominated gift cards (“the 1999 Gift Card Program”) in our stores. The Company used a third party provider to administer the 1999 Gift Card Program, including tracking of detailed redemption information. We did not receive reporting from this provider that would enable us to perform the computations necessary to estimate breakage. Both the paper-based gift certificates and gift cards issued under the 1999 Gift Card Program were subject to escheat laws in the state of Delaware.

In March 2002, Michaels formed a Virginia limited liability company, Michaels Stores Card Services, LLC (“MSCS”). In connection with the establishment of MSCS, the Company began to issue stored-value cards and merchandise return cards that could be denominated in any amount, and effectively discontinued the issuance of paper-based gift certificates and single-use, dollar-denominated gift cards. Although MSCS’s unused gift card balances are not subject to escheatment, we have historically deferred all unused gift card balances as a liability on our balance sheet as we did not have adequate data to determine a reliable estimate of the amount of gift cards that would not be redeemed. Beginning in June 2002, our information systems have allowed us to track gift card activity by gift card number. This reporting capability, combined with sufficient

Mr. Michael Moran
United States Securities and Exchange Commission
September 1, 2006

historical data, allowed the Company to compute its historical trend of gift card redemption rates since June 2002. As the Company’s records indicate a redemption period of approximately 36 months, fiscal 2005 was the first year in which we could complete our analysis and record breakage.

Our estimate of breakage is based on company-specific data using the Redemption Recognition method. Retailers using this method estimate and recognize breakage as the gift cards are used for the purchase of goods and services. For purposes of our analysis, we consider all gift cards sold during a fiscal month on a homogenous pool basis. The estimated value of these gift cards that are expected to go unused is recognized over the period of performance.

For example, hypothetically assume the Company’s historical data indicates that approximately 25% of all gift cards sold in a given month will be redeemed in the first month after sale, 20% in the second month, and 10% in each of the next five months, for a total expected redemption of 95% over a seven month time period. As such, an estimated 5% of all gift cards sold in any given month will ultimately go unredeemed. If the Company sold $1,000 in gift cards during fiscal February 2006, the Company would recognize the total amount expected to go unused, or breakage, of $50 (5% x $1000) over the seven month period of performance, based on the percentage of total redemptions occurring in each month as follows: $13.16 in month one ($50 of total breakage x (25% redeemed in month one / 95% total redemption rate)), $10.53 in month two ($50 x (20% / 95%)), and $5.26 ($50 x (10% / 95%)) in each of months three through seven.

We will clarify our disclosures in future filings to include a statement that our estimate of the rate of gift card breakage is applied to the estimated amount of gift cards that are expected to go unused that are not subject to escheatment.
Note 8. Commitments and Contingencies, page F-26
5.	With regard to several outstanding legal cases in which you are the defendant (Clark Claim, Morris Claim and Olivas Claim), you have stated that you believe the claims are without merit and that you intend to defend these lawsuits vigorously. It is unclear to us whether any amounts have been accrued and whether management believes these actions will materially impact the company’s financial position or results of operations. Tell us, and disclose in future filings, the amount you have accrued relating to each of these pending cases. If no amounts have been accrued because the amount of loss cannot be reasonably estimated, or if you cannot determine that a loss is probable, tell us, and revise to state this fact in accordance with SFAS 5. Also, if there is at least a reasonable possibility that a loss, exceeding amounts already accrued, may have been incurred and the amount of the additional loss would be material to a decision to buy or sell your securities you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably

Mr. Michael Moran
United States Securities and Exchange Commission
September 1, 2006

possible, or (b) state that such an estimate cannot be made. Tell us supplementally and revise future filings to address whether you believe that there are reasonably possible material additional losses with regard to the specific legal proceedings you disclose.

Response: No loss amount has been accrued with respect to any of the claims referred to in your comment. We do not believe a material loss is “probable” under SFAS 5 standards.

As we understand SFAS 5, we are required to accrue for a loss contingency if it is “probable” (as defined in SFAS 5) that a liability has been incurred and the amount of loss can reasonably be estimated (SFAS 5, paragraph 8). We further understand that, if we have made an accrual pursuant to the requirements of paragraph 8, we may be required to disclose the nature of the accrual, and in some circumstances the amount accrued, if necessary for our financial statements not to be misleading (SFAS 5, paragraph 9). We believe there is no requirement under SFAS 5 to disclose whether or not we have made an accrual for each pending case unless the accrual is required in accordance with SFAS 5, paragraph 8, and the disclosure is required under SFAS 5, paragraph 9. In each of the cases referred to in your comment, we have stated our belief that the claim is without merit, which we believe to be an adequate disclosure of our present assessment as to whether these claims will “materially impact the company’s financial position or results of operations.”

We recognize that SFAS 5, paragraph 10 requires that we disclose the nature of a loss contingency and give an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a “reasonable possibility” (as defined in SFAS 5) that a loss may have been incurred (and, presumably, if the loss contingency may be material to our financial statements or financial condition). Consequently, we will add the following sentence to the description of each of the claims in future filings:
We are unable to estimate a range of possible loss, if any, in this case.
*     *     *     *     *     *     *
Michaels hereby acknowledges that:
•	Michaels is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

Mr. Michael Moran
United States Securities and Exchange Commission
September 1, 2006

•	Michaels may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.
     If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 409-1581.
Very truly yours,

/s/ Jeffrey N. Boyer
Jeffrey N. Boyer
President and Chief Financial Officer